SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934
(Amendment No. 3)

EMC INSURANCE GROUP INC.

Name of Subject Company (Issuer)

EMC INSURANCE GROUP INC.

EMPLOYERS MUTUAL CASUALTY COMPANY

OAK MERGER SUB, INC.

(Names of Filing Persons (other person(s)))

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

268664109

(CUSIP Number of Class of Securities)

EMC Insurance Group Inc. 717 Mulberry Street Des Moines, IA 50309 Attention: Todd A. Strother Telephone: (515) 280-2511	Employers Mutual Casualty Company 717 Mulberry Street Des Moines, IA 50309 Attention: Todd A. Strother Telephone: (515) 280-2511

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven R. Barth Foley & Lardner LLP 777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 Telephone: (414) 271-2400	John M. Schwolsky and Laura Delanoy Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$371,260,941	$44,997

*

The maximum aggregate value was determined based upon the sum of: (1) 10,167,430 shares of common stock (including shares subject to restricted share units and shares of restricted common stock) multiplied by $36 per share (excluding shares of common stock held by Employers Mutual Casualty Company (“EMCC”), any subsidiary of EMCC, Oak Merger Sub, Inc., EMC Insurance Group Inc. (the “Company”) or any subsidiary of the Company); and (2) stock options to purchase 246,745 shares of common stock with an exercise price per share below $36.00 multiplied by $21.21 per share (the difference between $36.00 and the weighted average exercise price of $14.79 per share).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001212.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $44,997	Filing Party: EMC Insurance Group Inc.

Form or Registration No.: Schedule 14A	Date Filed: June 24, 2019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Employers Mutual Casualty Company (“EMCC”), an Iowa mutual insurance company, (ii) Oak Merger Sub, Inc., an Iowa corporation and a wholly owned subsidiary of EMCC (“Merger Sub,” and together with EMCC, the “Parent Parties”), and (iii) EMC Insurance Group Inc., an Iowa corporation (the “Company,” and collectively with the Parent Parties, the “Filing Persons”).

As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Final Amendment shall have the meanings ascribed to them in the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by the Company, and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

Item 15(c) of the Transaction Statement is hereby amended and supplemented to include the following:

On September 19, 2019, the Company completed the previously announced Merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company became a wholly-owned subsidiary of EMCC.  The Merger was effected pursuant to the Merger Agreement.  The Merger Agreement was adopted by the shareholders of the Company (the “Shareholders”) at a special meeting of the Shareholders held on September 18, 2019 (the “Special Meeting”) by the affirmative vote of (i) the holders of at least a majority of all shares of common stock entitled to vote on adopting the Merger Agreement and (ii) the holders of at least a majority of the outstanding common stock owned by the public shareholders, and entitled to vote on adopting the Merger Agreement.  The Merger became effective on September 19, 2019 (the “Effective Time”) pursuant to the Articles of Merger that were filed with the Secretary of State of the State of Iowa on such date.

At the Effective Time, each share of common stock, par value $1.00 per share, of the Company, that was issued and outstanding immediately prior to the effective time of the Merger was automatically converted into the right to receive merger consideration equal to $36 per share in cash, without interest and less any required withholding taxes (the “Merger Consideration”), other than shares of common stock that were (i) held by Merger Sub, EMCC, the Company or any subsidiary of EMCC or the Company or (ii) held by Shareholders who have demanded and perfected their right to appraisal of their shares in accordance with Division XIII of the Iowa Business Corporation Act and have not withdrawn or otherwise lost such rights to appraisal.

At the Effective Time, each option to purchase shares of common stock that was outstanding immediately prior to the Effective Time with an exercise price per share that was less than the Merger Consideration was cancelled in exchange for an amount in cash equal to the product of (a) the excess of the Merger Consideration over the per share exercise price of the option, and (b) the number of shares of common stock underlying the option.  Any option that was outstanding immediately prior to the Effective Time with an exercise price per share that was equal to or greater than the Merger Consideration was cancelled at the Effective Time for no consideration.

In addition, at the Effective Time, each restricted share of common stock that was outstanding and not vested immediately prior to the Effective Time was forfeited and converted into a right to receive from EMCC payment of cash in an amount equal to the Merger Consideration, which right shall continue to be subject to the vesting conditions and risk of forfeiture applicable to the unvested restricted share that was converted.

Finally, at the Effective Time, each restricted share unit that was outstanding immediately prior to the Effective Time was canceled, extinguished and converted into a right to receive from EMCC payment of cash in an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of common stock underlying such restricted stock unit, which right will continue to be subject to the vesting conditions and risk of forfeiture applicable to the restricted share unit from which it was converted.

On September 19, 2019, in connection with the completion of the Merger, the Company notified The Nasdaq Stock Market LLC (“Nasdaq”) of the completion of the Merger and requested that trading in the common stock be suspended and that the common stock be withdrawn from listing on the Nasdaq Global Select Market.  On September 19, 2019, Nasdaq filed a notification of removal from listing on Form 25 with the SEC with respect to the common stock to report the delisting of the common stock from the Nasdaq Global Select Market and suspend trading of the common stock on the Nasdaq Global Select Market as of the close of trading on September 19, 2019.

The Company intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the common stock, requesting that the common stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the common stock under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

Item 16 of the Transaction Statement is hereby amended and supplemented by the addition of the follow exhibits thereto:

(a)(8) Press Release dated September 18, 2019 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on September 19, 2019).

(a)(9) Press Release dated September 19, 2019 (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed with the Securities and Exchange Commission on September 19, 2019).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated as of September 19, 2019

EMC INSURANCE GROUP INC.

By:	/s/ Todd A. Strother
	Name:	Todd A. Strother
	Title:	Senior Vice President — Chief Legal Officer and Secretary

OAK MERGER SUB, INC.

By:	/s/ Mark E. Reese
	Name:	Mark E. Reese
	Title:	Chairman, President, Chief Financial Officer and Treasurer

EMPLOYERS MUTUAL CASUALTY COMPANY

By:	/s/ Mark E. Reese
	Name:	Mark E. Reese
	Title:	Senior Vice President — Chief Financial Officer